SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                       SCHEDULE 14D-1

         Tender Offer Statement Pursuant to Section
       14(d)(1) of the Securities Exchange Act of 1934
                     (Amendment No. 7)*
                      (Final Amendment)

                             AND
                        SCHEDULE 13D

           SHELTER PROPERTIES I LIMITED PARTNERSIP
             (Name of Subject Company [Issuer])

               HIGH RIVER LIMITED PARTNERSHIP
                        CARL C. ICAHN
                          (Bidders)

                  LIMITED PARTNERSHIP UNITS
               (Title of Class of Securities)


            (CUSIP Number of Class of Securities)

                  Keith L. Schaitkin, Esq.
        Gordon Altman Butowsky Weitzen Shalov & Wein
              114 West 47th Street, 20th Floor
                  New York, New York 10036
                       (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
------------------------------------------------------------
Transaction                   Amount of filing fee:
Valuation*: $6,861,000.00     $1,372.20

------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 15,000 units of limited partnership interest (the "Units") of the subject partnership for $457.40 per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,372.20
Form or Registration No.: Schedule 14D-1, dated 5/26/95
Filing Party: High River Limited Partnership & Carl C. Icahn
Date Filed:  May 26, 1995

                 SCHEDULE 14D-1/SCHEDULE 13D
CUSIP No.                                    Page  of  Pages

1         NAME OF REPORTING PERSON
               High River Limited Partnership

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                 (b) //

3         SEC USE ONLY

4         SOURCE OF FUNDS*
               WC; AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               //

6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON         1,695

8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
               //

9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.05%

10        TYPE OF REPORTING PERSON*
               PN

                       SCHEDULE 14D-1/SCHEDULE 13D
CUSIP No.                                                 Page  of  Pages

1         NAME OF REPORTING PERSON
               Riverdale Investors Corp., Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                 (b) //

3         SEC USE ONLY

4         SOURCE OF FUNDS*
                AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               //

6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON         1,695

8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
               //

9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.05%

10        TYPE OF REPORTING PERSON*
               CO

                       SCHEDULE 14D-1/SCHEDULE 13D
CUSIP No.                                               Page  of  Pages

1         NAME OF REPORTING PERSON
               Carl C. Icahn

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                 (b) //

3         SEC USE ONLY

4         SOURCE OF FUNDS*
                AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               //

6         CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON         1,695

8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
               //

9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.05%

10        TYPE OF REPORTING PERSON*
               IN

              AMENDMENT NO. 7 TO SCHEDULE 14D-1
                             AND
                        SCHEDULE 13D

     This Amendment No. 7 constitutes (i) the final amendment to the Tender Offer Statement on Schedule 14D-1 filed by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale") and Carl C. Icahn (collectively, the "Reporting Persons") with the U.S. Securities and Exchange Commission (the "Commission") on May 26, 1995, as amended by Amendment No. 1 filed with the Commission on May 30, 1995, Amendment No. 2 filed with the Commission on May 30, 1995, Amendment No. 3 filed with the Commission on June 1, 1995, Amendment No. 4 filed with the Commission on June 12, 1995, Amendment No. 5 filed with the Commission on June 16, 1995 and Amendment No. 6 filed with the Commission on June 20, 1995 (collectively, the "Schedule 14D-1") and (ii) the Statement on
Schedule 13D of the Reporting Persons (the Schedule 13D, and together with the Schedule 14D-1, the "Schedules"). All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated May 26, 1995, as amended and supplemented through June 20, 1995 (the "Offer to Purchase") and the related Assignment of Partnership Interest, as amended through May 31, 1995 (collectively with the Offer to Purchase, the "Offer").

Item 6.   Interest in Securities of the Subject Company.

          (a)-(b) As previously disclosed, at 12:00 midnight, New York City time, on Monday July 3, 1995, the Offer expired pursuant to its terms. Based upon final information provided to the Reporting Persons by the Depositary on November 8, 1995, a total of 1,695 Units, representing approximately 11.05% of the Units outstanding were purchased pursuant to the Offer.

Item 11.  Materials to be Filed as Exhibits.

     The following documents are to be filed as exhibits to this Schedule 14D-1/13D:

(c)

     Exhibit 18     Joint Filing Agreement dated November 17,
                    1995 by and among High River Limited
                    Partnership, Riverdale Investors Corp.,
                    Inc. and Carl C. Icahn

                        EXHIBIT INDEX

     Exhibit 18     Joint Filing Agreement dated November 17,
                    1995 by and among High River Limited
                    Partnership, Riverdale Investors Corp.,
                    Inc. and Carl C. Icahn

     Exhibit 19 Power of Attorney dated November 9, 1995, granted by Carl C. Icahn to Theodore
                    Altman

                         SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1995


                    HIGH RIVER LIMITED PARTNERSHIP

                    By:  Riverdale Investors Corp., Inc.
                    Title:  General Partner



                    By: /s/ Edward Mattner
                         Edward Mattner
                    Title:  President


                    RIVERDALE INVESTORS CORP., INC.



                    By: /s/ Robert J. Mitchell
                         Robert J. Mitchell
                    Title:  Vice President and Treasurer




                       /s/ Theodore Altman
                         Carl C. Icahn
                    By:  Theodore Altman
                         Attorney-in-fact







[Signature Page for Shelter Properties I Limited
 Partnership Schedule 14D-1 (Amendment No. 7)]